

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 15, 2011

via U.S. mail and facsimile

Anna Chalmers, Chief Executive Officer
Commerical E-Waste Management, Inc.
8950 E. Raintree Drive, Suite 200
Scottsdale, AZ 85260

      RE: Commerical E-Waste Management, Inc.
              Form 10-Q for the Fiscal Quarter Ended March 31, 2010
              Filed May 12, 2010
              File No. 333-147193

Dear Ms. Chalmers:

We have completed our review of your filings and do not have any further comments at
this time.

              Sincerely,

              Terence O'Brien
              Accounting Branch Chief